Exhibit 12.1
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Net income (loss) from continuing operations	$(312,958)	$(79,149)	$(257,718)	$(234,173)	$(376,944)
Add (subtract):
Equity in (earnings) losses of unconsolidated ventures	(148,290)	(85,477)	(88)	2,738	(2,550)
Distributions from private equity funds	364,634	218,199	—	—	—
Distributions from unconsolidated ventures	15,387	16,526	2,920	1,695	28,894
Interest expense	244,051	178,659	140,093	140,268	124,238
Total earnings	$162,824	$248,758	$(114,793)	$(89,472)	$(226,362)
Fixed Charges
Interest expense	244,051	178,659	140,093	140,268	124,238
Total Fixed Charges	244,051	178,659	140,093	140,268	124,238
Preferred stock dividends	73,300	55,516	27,025	20,925	20,925
Total Combined Fixed Charges and Preferred Stock Dividends	$317,351	$234,175	$167,118	$161,193	$145,163
Ratio of earnings to fixed charges(1)	0.67	1.39	(0.82)	(0.64)	(1.82)
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	0.51	1.06	(0.69)	(0.56)	(1.56)
Deficiency related to ratio of earnings to fixed charges	NA	NA	$(254,886)	$(229,740)	$(350,600)
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	$(281,911)	$(250,665)	$(371,525)
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(1)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2014, 2013, 2012, 2011 and 2010, the ratios of earnings to fixed charges were 1.56, 1.35, 2.53, 2.11, and 1.73, respectively.

(2)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2014, 2013, 2012, 2011 and 2010, the ratios of earnings to combined fixed charges and preferred stock dividends were 1.19, 1.03, 2.12, 1.84, and 1.48, respectively.